December 2, 2004

via U.S. mail and Facsimile

Henry W. Sullivan
Chief Executive Officer
North American Technologies Group, Inc.
14315 West Hardy Road
Houston, Texas 77060

Re:	North American Technologies Group, Inc.
	Preliminary Schedule 14C filed on November 19, 2004
	File No. 0-16217

	Form 10-QSB for the period ended September 30, 2004
	File No. 0-16217

Dear Mr. Sullivan:

      We have the following comments on the above referenced filing.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement
Exchange Agreement
1. We note that the Company will issue 43,114 shares of Series CC preferred stock and a warrant to purchase 9,158 shares of Series CC preferred stock in exchange for Sponsor`s option to acquire a
49.9%
interest in TieTek LLC, a subsidiary through which you operate virtually all of your business. Tell us what consideration you gave to the requirements to provide all the information required by Item
14 of the Proxy Rules for this transaction. In this regard, the action identified in Item 14(a)(2) of the Proxy Rules relates to an acquisition of securities of another person. In this regard, we note that your Exchange Agreement is for the acquisition of an option to acquire a 49.9% interest in TieTek LLC held by Sponsor. Please provide all the financial information for TieTek LLC required by Item
14(c)(2) of the Proxy Rules.

2. Tell us how you will account for the Exchange Agreement. Tell us the authoritative literature you relied on.
Incorporated by Reference, page 12
3. Please include disclosure that you will deliver the reports incorporated by reference to security holders with the information statement.

Form 10-Q for the quarter ended September 30, 2004
Note 1 - Business and Basis of Presentation
4. Revise your third paragraph to clarify that you revised your financial statements to be in accordance with GAAP, not "in accordance with requests by the Securities and Exchange
Commission."
Provide all the disclosures required by paragraph 37 of APB 20.
Ensure that your financial statements are appropriately labeled as restated.

Note 1 - Business and Basis of Presentation and Note 4 - Debt to
Tie
Investors, LLC
5. Expand your discussion of the capital structure of TieTek LLC to further describe your accounting for this entity. In this regard, clarify why TieTek LLC is deemed to be a variable interest entity and why the risk of loss resides principally with NATK. Specifically clarify how Sponsors` ownership of TieTek LLC`s Class B units is reflected in the consolidated financial statements (i.e. Is there minority interest related to Sponsor`s ownership of the Class B units? If not, why not?).

6. We note that TieTek has not made the required interest payment on the Debt to Tie Investors LLC since the second quarter and is in technical default. Given that you are in default, tell us why you continue to classify the debt as long term. Refer to SFAS 78. If appropriate, provide additional information to clarify the appropriateness of the long-term classification.

Note 5 - Stockholders` Equity
7. Clarify the nature of the $395,709 other offering costs reflected within your cash flows from financing activities for the nine months ended September 30, 2004. Does this relate to the warrants issued in connection with your Series AA preferred stock transactions? In this regard, clarify the fair value assigned to such warrants.

8. Clarify how you determined what value, if any, should be
assigned
to the option issued to Sponsor to acquire 49.9% of TieTek LLC for
$5
million.

Closing Comments
      As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. You may wish to provide us with marked copies of the amendment to expedite our review. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct accounting comments to Don Cavern at (202)
942-
1925 or, in his absence, to Jeanne Baker at (202) 942-1835.
Direct
questions on other disclosure issues to Matt Franker at (202) 824-5495, or in his absence to Chris Edwards at (202) 942-2842. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.


Sincerely,



Pamela A. Long
Assistant Director



Cc: 	Philip E. Ruben Esq.
      Levenfeld Pearlstein
      211 Waukegan Road
      Suite 300
      Northfield, Illinois 60093
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Henry W. Sullivan
North American Technologies Group, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE